
November 7, 2023

Michael King, Jr.
Chief Financial Officer
SAB Biotherapeutics, Inc.
2100 East 54th Street North
Sioux Falls, South Dakota 57104

> **Re: SAB Biotherapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 3, 2023**
> **File No. 333-275319**

Dear Michael King:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian Lee, Esq.